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                                                                   EXHIBIT 10.40

                       FISCAL YEAR 2005 PERFORMANCE GOALS
                            AND BONUS FORMULAS UNDER
                        THE SENIOR EXECUTIVE BONUS PLAN

On December 7, 2004, the Human Resources and Compensation Committee (the "Committee") of the Board of Directors of Applied Materials, Inc. ("Applied") approved performance goals and bonus formulas for fiscal year 2005 under Applied's Senior Executive Bonus Plan (the "Plan").

For fiscal year 2005, the Committee approved two equally-weighted performance measures for Michael R. Splinter, President and Chief Executive Officer, and for Nancy H. Handel, Group Vice President and Chief Financial Officer. These goals relate to the achievement of certain levels of annual revenue and net income by Applied. For Franz Janker, Senior Vice President, Sales and Marketing, the Committee approved several differently-weighted measures. Specifically, Mr. Janker's goals under the Plan for fiscal year 2005 relate to the achievement of certain levels of: annual revenue by Applied and by certain business units (weighted 35%); earnings per share (weighted 10%); and other management by objectives related primarily to customer satisfaction, productivity and cost reduction (weighted 55%). These goals are measured against actual performance, and the result is multiplied by an additional earnings-per-share factor.

The actual bonuses payable for fiscal year 2005 (if any) will vary depending on the extent to which actual performance meets, exceeds or falls short of the goals approved by the Committee. In addition, the Committee retains discretion to reduce or eliminate (but not increase) the bonus that otherwise would be payable based on actual performance. In no event may any individual's bonus under the Plan for fiscal year 2005 exceed $5 million. Moreover, each of the individuals named above must remain an employee for all of fiscal year 2005 in order to be eligible for any bonus.